UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

DYNACAST INTERNATIONAL INC.

(Exact name of the registrant as specified in its charter)

Delaware	333-179497	90-0728033
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

14045 Ballantyne Corporate Place, Suite 3000, Charlotte, North Carolina		28277
(Address of principal executive offices)		(Zip code)

Adrian D. Murphy(704) 927-2789

(Name and telephone number, including area code, of the

Person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Dynacast International, Inc., including its subsidiaries (the “Company”), is filing this Form SD for the reporting period of January 1, 2013 to December 31, 2013 (the “Reporting Period”) pursuant to and in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1 requires disclosure of certain information related to a product manufactured or contracted to be manufactured by an issuer where “conflict minerals” are necessary to the functionality or production of those products. As defined in the Rule, “conflict minerals” means gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten.

The Company conducted a review of its products manufactured or contracted to be manufactured in the Reporting Period, including inquiries of its suppliers and a review of the raw materials used to produce those products, to determine whether any such products contain conflict minerals necessary to the functionality or production of those products (“necessary conflict minerals”). The Company determined that there are no necessary conflict minerals in any of the die cast products manufactured or contracted to be manufactured by the Company (“Primary Products”). However, depending on customer specifications, in certain circumstances the Primary Products were subject to an electroplating process and/or additional components were purchased from third parties which were assembled by the Company which contain certain amounts of tin or gold, which may be considered products manufactured or contracted to be manufactured by the Company in the Reporting Period (the “Specified Products”).

Because the Specified Products contain necessary conflict minerals, the Company conducted in good faith a reasonable country of origin inquiry, which was reasonably designed to determine whether any necessary conflict minerals originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola (the “Covered Countries”). A brief description of the reasonable country of origin inquiry is as follows:

•	The Company established a global interdisciplinary team comprised of personnel representing the Company’s purchasing, logistics, sales, finance, manufacturing and business functions. Over the course of the following year, the team reviewed the Company’s raw materials database to determine the extent to which there were any necessary conflict minerals in the Company’s products, and whether any necessary conflict minerals were sourced from the Covered Countries.

•	Following this review, the Company conducted a survey of its suppliers, including suppliers of components of the Specified Products. The Company prepared and issued questionnaires to these suppliers soliciting information related to, among other things, the country of origin of any conflict minerals supplied to the Company. The portion of the survey relating to conflict minerals compliance was developed based on the diligence framework set forth by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI).

•	The Company has received and reviewed the responses to the survey. All suppliers except for one confirmed that the necessary conflict minerals they provide to the Company did not originate in the Covered Countries, and the Company is not aware of any circumstances that would indicate anything to the contrary. One supplier responded that it was unable to determine the origin of the tin contained in assembly products they supply to the Company, and the Company is not aware of any circumstances that would indicate any such tin originated or may have originated in the Covered Countries.

Based on the Company’s inquiry described above, including the reasonable country of origin inquiry, the Company (a) determined that the necessary conflict minerals within the Specified Products did not originate in the Covered Countries or (b) determined that it had no reason to believe that the necessary conflict minerals within the Specified Products may have originated in the Covered Countries. This information is also publicly available on the Company’s website at www.dynacast.com. Information on the Company’s website does not constitute a part of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	DYNACAST INTERNATIONAL, INC.

	By:	/s/ Adrian D. Murphy
Adrian D. Murphy
Secretary, Treasurer and Chief Financial Officer